SONDORS ELECTRIC CAR COMPANY

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF
August 15, 2016

Together with
Independent Accountants' Review Report

Sondors Electric Car Company
Index to Financial Statements
(unaudited)

dbbmckennon

Certified Public Accountants

Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management:
Sondors Electric Car Company
Malibu, California

We have reviewed the accompanying balance sheet of Sondors Electric Car Company (the "Company"), as of August 15, 2016 ("Inception"), and the related notes to the balance sheet. A review includes primarily applying analytical procedures to management's balance sheet data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the balance sheet as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this balance sheet in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the balance sheet that is free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the balance sheet for it to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying balance sheet in order for it to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying balance sheet does not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

DbbMckennon

August 26, 2016

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 **P:** 949.200.3280 **F:** 949.200.3281 www.dbbmckennon.com

Santa Monica   Newport Beach   San Diego

SONDORS ELECTRIC CAR COMPANY
BALANCE SHEET
(unaudited)

	August 15, 2016 (Inception)
Assets	
Current assets	
Cash	$ -
Current assets	-
Total assets	$ -
Liabilities and Stockholder's Equity:	
Total liabilities	$ -
Commitments and contingencies (Note 3)	
Stockholder's Equity:	
Common Stock 10,000,000 shares authorized, par value $0.0001, 2,700,000 issued and outstanding.	270
Subscription receivable	(270)
Retained earnings	-
Total Stockholder's equity	-
Total liabilities and stockholder's equity	$ -

See accompanying independent accountants' review report and notes to the balance sheet.

2

NOTE 1 – NATURE OF OPERATIONS

Sondors Electric Car Company was incorporated on August 15, 2016 ("Inception") in the State of Delaware. The balance sheet of Sondors Electric Car Company (which may be referred to the "Company," "we," "us," or "our") is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Malibu, California.

The Company is designing, developing, and intends to manufacture and sell its own electrical vehicle. The Company also intends to provide service for its electrical vehicles at its company-owned service centers, or in certain areas for an additional charge, through mobile technicians providing services that do not require a vehicle lift.

Going Concern and Management's Plans
We have only recently formed the Company and have no operating history. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from our Regulation Crowdfunding campaign and/or debt and equity financing (through a private offering), and funding from the Company's founder. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet does not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of balance sheet in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

  Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
  Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
  Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of August 15, 2016. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties
The Company has a limited operating history and has not generated revenue from intended operations. The development of the Company's product and service offerings are expected to take an extended amount of time to develop and may be subject to regulatory requirements. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse developments may also include: economic recessions, changes in electric automobile technology and infrastructure, government policy decisions and law changes, changes in consumer tastes and trends, and acceptance of our products into the marketplace. Like any new business, we face the challenges that come from early stage branding and financing. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues the sale of product and services when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

The Company is currently developing its products and has not generated revenue to date. Future revenue recognition policies may change based on the product and service offerings developed.

Income Taxes
The Company applies ASC 740 "Income Taxes" ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective beginning January 1, 2018. We are currently evaluating the effect that the updated standard will have on our balance sheet and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard will be effective for fiscal years beginning after December 15, 2018, including interim periods within those annual years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our balance sheet and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or any of its officers.

NOTE 4 – STOCKHOLDER'S EQUITY

Common Stock

We have authorized the issuance of 10,000,000 shares of our common stock with $0.0001 par value. Upon Inception, the Company issued 2,700,000 shares of common stock to its founder for which a subscription receivable for the par value is due.

NOTE 5 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after August 15, 2016 through August 26, 2016, the issuance date of the balance sheet. There have been no other events or transactions during this time that would have a material effect on the balance sheet.